Exhibit 99.1

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2023:

•	on an actual basis;
•	on an as adjusted basis, to give effect to events that have occurred between October 1, 2023, and November 8, 2023:

(1)	scheduled principal repayments under our existing credit facilities of $3.9 million;
(2)	dividend recorded on Series D Preferred Shares of $0.1 million; and
(3)
payment of $0.9 million relating to the warrants repurchase. More specifically, on October 6, 2023, the Company repurchased, in privately negotiated transactions, 8,900,000 warrants issued on April 7, 2021 (the “April 7 Warrants”) and 67,864 warrants issued on July 15, 2020 (the “Private Placement Warrants”), in each case at a price of $0.105 per repurchased warrant.

The “Actual” historical data in the table below is derived from, and should be read in conjunction with, the information included in our unaudited interim consolidated financial statements for the nine months ended September 30, 2023 included in our Form 6-K filed with the SEC on November 8, 2023, which is incorporated by reference herein.

(All figures in U.S. dollars, except for share amounts)	Actual	As Adjusted
Debt:
Long-term debt (including current portion) – Secured (1)	102,283,200	98,428,500
Total debt	$102,283,200	$98,428,500

Mezzanine equity:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares	49,426,216	49,426,216
Total Mezzanine equity	$49,426,216	$49,426,216

Shareholders’ equity:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 96,623,876 shares issued and outstanding on an actual and as adjusted basis	$96,624	$96,624
Series B Preferred Shares; 12,000 shares issued and outstanding on an actual and adjusted basis	12	12
Additional paid-in capital	266,876,641	265,935,015
Retained earnings (2)	170,916,082	170,818,859
Total Shareholders’ Equity	$437,889,359	$436,850,510

Total Capitalization	$589,598,775	$584,705,226

(1)	Long Term Debt is presented gross of deferred financing costs

(2)	The capitalization table does not take into account any amortization of deferred finance fees incurred after September 30, 2023.